China New Borun Announces Third Quarter 2013 Unaudited Financial Results

Company Beats Guidance for the Fourth Consecutive Quarter

Generates Record Quarterly Operating Cash Flows of RMB473 Million

Expects New Revenue from Business Expansion in the Fourth Quarter

Beijing, China, November 13, 2013 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “It is encouraging that China’s edible alcohol market has begun to show signs of a modest recovery and the baijiu market also experienced a boom due to the PRC National Holiday. As a result, our sales volume of edible alcohol exceeded expectations, and our third quarter revenue soundly beat the high-end of guidance. As prepayment of corn was completed in the last quarter, we generated outstanding net operating cash flows this quarter, which provide us an excellent cash position to secure adequate corn in the coming harvest season and thereby sustain our competitive advantage. We are optimistic about the market momentum for the edible alcohol industry, and believe we are well positioned to grow revenue and profits in our seasonally peak fourth quarter.”

“We are also encouraged by the early positive signs for our newly-completed chlorinated polyethylene and foam insulation plants. The feedback on trial product samples from prospective customers has been very positive, with some prospects rating our products among the best in market. We expect new revenue from this entirely new business line in the fourth quarter. The combination of improving market fundamentals in our core edible alcohol business and early positive momentum in our new business expansion bodes well for China New Borun for the foreseeable future.” Mr. Wang concluded.

Third Quarter 2013 Quick View

•	Total revenue decreased 7.4% to RMB518.0 million ($84.3 million1) from RMB559.2 million in the third quarter of 2012.

•	Gross profit decreased 27.4% to RMB48.7 million ($7.9 million) from RMB67.0 million in the third quarter of 2012.

•	Net income decreased 68.9% to RMB10.8 million ($1.8 million) from RMB34.8 million in the third quarter of 2012.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended September 30, 2013 were made at a rate of RMB6.148 to USD1.00, the rate published by the People’s Bank of China on September 30, 2013. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.42 ($0.07) for the quarter ended September 30, 2013. Each ADS represents one of the Company's ordinary shares.

•	Net operating cash flow increased 212.5% to RMB473.0 million ($76.9 million) for the third quarter of 2013 from RMB151.3 million in the third quarter of 2012.

Third Quarter 2013 Financial Performance

For the third quarter of 2013, revenue decreased by 7.4% year-over-year to RMB518.0 million ($84.3 million) from RMB559.2 million in the same period of 2012. The decrease in revenue was mainly attributable to lower average selling prices and lower production volumes for all of our products, except for a slight increase in the average selling price of DDGS feed, primarily due to a longer scheduled annual maintenance period in this quarter, during which our production lines were temporarily shut down.

Revenue breakdown by product line is as follows:

•	Revenue from edible alcohol decreased by 7.4% to RMB353.8 million ($57.5 million) in the third quarter of 2013, compared to RMB381.8 million in the third quarter of 2012. The sales volume of edible alcohol in the third quarter of 2013 decreased by 1.1% year-over-year to 67,991 tons, primarily due to lower production volume as a result of a longer scheduled annual maintenance period during this quarter. The production volume decreased by 11.7% year-over-year to 63,332 tons in the third quarter of 2013. The average selling price decreased by 6.3% year-over-year to RMB5,203 per ton.

•	Revenue from DDGS feed decreased by 1.9% to RMB120.7 million ($19.6 million) in the third quarter of 2013, compared to RMB123.2 million in the third quarter of 2012. The sales volume of DDGS feed in the third quarter of 2013 decreased by 8.3% year-over-year to 55,047 tons, while the average selling price increased by 6.9% year-over-year to RMB2,193 per ton.

•	Revenue from liquid carbon dioxide decreased by 23.0% to RMB9.6 million ($1.6 million) in the third quarter of 2013, compared to RMB12.5 million in the third quarter of 2012. The sales volume of liquid carbon dioxide in the third quarter of 2013 decreased by 10.2% year-over-year to 24,015 tons, and the average selling price decreased by 14.3% year-over-year to RMB402 per ton.

•	Revenue from crude corn oil decreased by 19.1% to RMB33.7 million ($5.5 million) in the third quarter of 2013, compared to RMB41.7 million in the third quarter of 2012. The sales volume of crude corn oil in the third quarter of 2013 decreased by 17.0% year-over-year to 4,453 tons, and the average selling price decreased by 2.5% year-over-year to RMB7,565 per ton.

During the third quarter of 2013, gross profit decreased by 27.4% to RMB48.7 million ($7.9 million) from RMB67.0 million in the same period of 2012. Gross margin for the third quarter of 2013 decreased to 9.4%, from 12.0% in the same period of 2012, which was primarily attributable to a continued decrease in average selling price and a longer scheduled maintenance period.

Operating income, despite a lower year-over-year level of operating expenses, decreased by 31.7% to RMB37.2 million ($6.0 million) in the third quarter of 2013, from RMB54.4 million in the same period of 2012, primarily due to lower gross profit earned.

Selling expenses increased by RMB0.2 million, or 25.9% to RMB1.2 million ($0.2 million) in the third quarter of 2013, from RMB1.0 million in the same period of 2012.

General and administrative expenses decreased by RMB1.4 million, or 11.9% to RMB10.3 million ($1.7 million) in the third quarter of 2013, from RMB11.7 million in the same period of 2012, benefiting from disciplined cost control.

Interest expense increased by RMB15.8 million or 190% to RMB24.1 million ($3.9 million) in the third quarter of 2013, from RMB8.3 million in the same period of 2012, mainly due to the interest expense arisen from the Bond issued at the beginning of this year and the increased balance of short-term borrowings.

Income tax expenses in the third quarter of 2013 were RMB3.6 million ($0.6 million), representing an effective tax rate of 25%.

Net income decreased by 68.9% to RMB10.8 million ($1.8 million) in the third quarter of 2013, compared to RMB34.8 million in the same quarter of 2012. In the third quarter of 2013, basic and diluted earnings per share and per ADS were RMB0.42 ($0.07), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2013, cash and bank deposits of RMB774.2 million ($125.9 million) increased by RMB163.5 million, compared with RMB610.7 million as of December 31, 2012. Cash flows generated in operating activities for the third quarter of 2013 were RMB473.0 million ($76.9 million) mainly due to decrease in prepayment for corn to the local granaries.

Financial Outlook

The Company estimates that its revenue for the fourth quarter of 2013 will be in the range of RMB550 million ($89.5 million) to RMB600 million ($97.6 million), an increase of approximately 9.3% to 19.2% over the same quarter of 2012.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Thursday, November 14, 2013 (9:00 p.m. Beijing time on Thursday, November 14, 2013) to discuss the results and highlights from the third quarter and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	91307692

A replay of the webcast will be accessible through November 27, 2013 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	91307692

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun's edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

     +1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2012	September 30, 2013
	RMB	RMB	US$
Assets
Cash	610,692,645	774,238,515	125,933,395
Restricted cash	75,000,000	20,000,000	3,253,090
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	302,779,899	368,960,514	60,013,096
Available-for-sale financial assets	—	17,778,718	2,891,789
Inventories	138,280,880	277,378,263	45,116,829
Advance to suppliers	67,828,505	244,150,156	39,712,127
Other receivables	34,880,868	41,476,014	6,746,262
Prepaid expenses	6,039,816	17,368,150	2,825,008
Total current assets	1,235,502,613	1,761,350,330	286,491,596
Property, plant and equipment, net	1,047,934,015	1,116,859,311	181,662,217
Land use right, net	56,432,887	55,569,983	9,038,709
Intangible assets, net	13,475,014	10,605,332	1,725,005
Other non-current assets	89,648,135	89,648,135	14,581,675
Total assets	2,442,992,664	3,034,033,091	493,499,202

Liabilities and shareholders’ equity
Trade accounts payable	12,605,132	19,910,818	3,238,585
Accrued expenses and other payables	63,942,736	87,752,591	14,273,356
Income taxes payable	6,661,771	3,496,905	568,787
Short-term borrowings	842,200,000	784,200,000	127,553,676
Total current liabilities	925,409,639	895,360,314	145,634,404
Long-term borrowings	—	72,000,000	11,711,126
Bonds Payable	—	500,000,000	81,327,261
Total liabilities	925,409,639	1,467,360,314	238,672,791

Shareholders’ equity
Ordinary share – (December 31, 2012 and September 30, 2013: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,143,817
Retained earnings – appropriated	118,401,996	118,401,996	19,258,620
Retained earnings – unappropriated	931,347,064	980,418,330	159,469,475
Accumulated other comprehensive loss	(473,818)	(455,332)	(71,226)
Total shareholders’ equity	1,517,583,025	1,566,672,777	254,826,411
Total liabilities and shareholders’ equity	2,442,992,664	3,034,033,091	493,499,202

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	September 30, 2012	June 30, 2013	September 30, 2013
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	559,159,766	628,493,979	518,001,425	84,255,274
Cost of goods sold	492,110,107	557,088,612	469,332,820	76,339,105
Gross profit	67,049,659	71,405,367	48,668,605	7,916,169
Operating expenses:
Selling	964,123	1,509,414	1,213,777	197,426
General and administrative	11,692,129	9,912,973	10,298,164	1,675,044
Total operating expenses	12,656,252	11,422,387	11,511,941	1,872,470
Operating income	54,393,407	59,982,980	37,156,664	6,043,699
Other (income) expenses:
Interest income	(232,978)	(990,007)	(1,296,587)	(210,896)
Interest expense	8,302,047	26,418,467	24,076,289	3,916,117
Others, net	(17,124)	(105,210)	(23,410)	(3,808)
Total other expense, net	8,051,945	25,323,250	22,756,292	3,701,413
Income before income taxes	46,341,462	34,659,730	14,400,372	2,342,286
Income tax expense	11,585,365	9,142,375	3,600,094	585,572
Net income	34,756,097	25,517,355	10,800,278	1,756,714

Earnings per share:
Basic and diluted	1.35	0.99	0.42	0.07
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2012	September 30, 2013
	(RMB)	(RMB)	(US$)

Revenues	2,084,066,723	1,597,187,463	259,789,763
Cost of goods sold	1,791,665,572	1,430,022,882	232,599,688
Gross profit	292,401,151	167,164,581	27,190,075
Operating expenses:
Selling	3,280,385	3,772,527	613,619
General and administrative	39,606,386	30,019,934	4,882,878
Total operating expenses	42,886,771	33,792,461	5,496,497
Operating income	249,514,380	133,372,120	21,693,578
Other (income) expenses:
Interest income	(925,843)	(2,912,684)	(473,761)
Interest expense	28,396,766	70,374,422	11,446,718
Others, net	(36,219)	(154,564)	(25,141)
Total other expense, net	27,434,704	67,307,174	10,947,816
Income before income taxes	222,079,676	66,064,946	10,745,762
Income tax expense	55,519,919	16,993,680	2,764,099
Net income	166,559,757	49,071,266	7,981,663

Earnings per share:
Basic and diluted	6.47	1.91	0.31
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000